[Tri-Continental Corporation Letterhead]




                                                       July 19, 2006



Securities and Exchange Commission,
     100 F Street, N.E.,
          Washington, D.C.  20549.

Attention: Linda Stirling
           Division of Investment Management

           Re: Preliminary Proxy Statement filed by Tri-Continental Corporation (the "Corporation") on July 14, 2006
                (File No. 811-00266)
                ----------------------------------------------------------------


Dear Ms. Stirling:

         In accordance with your request of Mr. Nikola Uzelac of Sullivan & Cromwell LLP on July 18, 2006 regarding the Corporation's above-referenced Preliminary Proxy Statement, the Corporation acknowledges the following:

              (1) the adequacy and accuracy of the disclosure in the above-referenced Preliminary Proxy Statement is the responsibility of the Corporation;

              (2) Staff comments or absence thereof or changes in disclosure in response to Staff comments in the Preliminary Proxy Statement do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Preliminary Proxy Statement; and

              (3) the Corporation will not assert Staff comments or absence thereof as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We note that in your conversation with Mr. Uzelac yesterday you indicated that you did not have any comments on the Preliminary Proxy Statement. We appreciate your prompt attention and review of the filing and intend to begin the printing and mailing process no later than July 27, 2006.



                                               Very truly yours,


                                               TRI-CONTINENTAL CORPORATION


                                               By:  /s/ Frank J. Nasta
                                                    ----------------------------
                                               Name: Frank J. Nasta, Esq.
                                               Title:   Secretary



cc:  Nikola Uzelac
     (Sullivan & Cromwell LLP)